13014703

ITED STATES
 EXCHANGE COMMISSION
ington, D.C. 20549

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SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

| SEC FILE NUMBER |
|---|
| 8-7221 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
**Merrill Lynch, Pierce, Fenner & Smith Incorporated**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Bryant Park**
(No. and Street)

| **New York** | **New York** | **10036** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Caroline Sullivan** **(201) 557-2095**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**OATH OR AFFIRMATION**

I, Jennifer M. Hill, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Jennifer Hill 02/26/13

Signature Date

Managing Director and Chief Financial Officer

Title

Subscribed and sworn to before me on this 26 day of February, 2013

Shamika Chisolm

SHAMIKA A CHISOLM
Notary Public - State of New York
NO. 01CH6237652
Qualified in New York County
My Commission Expires 3/28/15

# OATH OR AFFIRMATION

I, Joseph Nenichka, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Nenichka 2/26/13

Signature Date

Director and Interim Chief Operations Officer

Title

Subscribed and sworn to before me on this 26th day of February, 2013

Sonja M Dumas

SONJA M DUMAS
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Jan. 08, 2018

# Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

**(SEC ID No. 8-7221)**

**Consolidated Balance Sheet**

**December 31, 2012**

# Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
## Index
## December 31, 2012

pwc

## Independent Auditor's Report

To the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its Subsidiaries (the "Company") as of December 31, 2012.

### *Management's Responsibility for the Consolidated Balance Sheet*

Management is responsible for the preparation and fair presentation of the consolidated balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated balance sheet that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its Subsidiaries at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
## Consolidated Balance Sheet
## December 31, 2012

*(dollars in millions, except share and per share amounts)*

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,741 |
| Cash and securities segregated for regulatory purposes or deposited with clearing organizations | | 6,094 |
| Securities financing transactions | | |
| Receivables under resale agreements (includes $38,702 measured at fair value in accordance with the fair value option election) | | 90,110 |
| Receivables under securities borrowed transactions | | 44,077 |
| | | 134,187 |
| Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $10,181) | | |
| U.S. Government and agencies | | 54,052 |
| Equities and convertible debentures | | 11,150 |
| Municipals and money markets | | 8,718 |
| Corporate debt and preferred stock | | 8,576 |
| Mortgages, mortgage-backed, and asset-backed | | 4,288 |
| Derivative contracts | | 256 |
| Other | | 132 |
| | | 87,172 |
| Securities received as collateral, at fair value | | 9,017 |
| Receivables from affiliated companies (includes $325 measured at fair value in accordance with the fair value option election) | | 32,136 |
| Other receivables | | |
| Brokers and dealers | | 21,059 |
| Customers (includes $271 measured at fair value in accordance with the fair value option election and net of allowance for doubtful accounts of $9) | | 11,344 |
| Interest and other | | 3,019 |
| | | 35,422 |
| Equipment and facilities (net of accumulated depreciation of $1,152) | | 462 |
| Goodwill and intangible assets (net of amortization of $904) | | 6,274 |
| Other assets (includes $16 measured at fair value in accordance with the fair value option election) | | 2,493 |
| **Total Assets** | $ | 314,998 |
| **Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)** | | |
| Trading assets | $ | 1,568 |
| **Total Assets of Consolidated VIEs** | $ | 1,568 |

The accompanying notes are an integral part of these financial statements.

# Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
## Consolidated Balance Sheet
## December 31, 2012

*(dollars in millions, except share and per share amounts)*

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Securities financing transactions | | |
| Payables under repurchase agreements (includes $380 measured at fair value in accordance with the fair value option election) | $ | 159,951 |
| Payables under securities loaned transactions | | 7,710 |
| | | 167,661 |
| Short-term borrowings (measured at fair value in accordance with the fair value option election) | | 2,726 |
| Trading liabilities, at fair value | | |
| U.S. Government and agencies | | 20,186 |
| Equities and convertible debentures | | 10,257 |
| Corporate debt and preferred stock | | 4,805 |
| Derivative contracts | | 1,001 |
| Other | | 67 |
| | | 36,316 |
| Obligation to return securities received as collateral, at fair value | | 9,017 |
| Other payables | | |
| Customers | | 33,807 |
| Compensation and benefits | | 3,652 |
| Brokers and dealers | | 3,574 |
| Interest and other (includes $207 measured at fair value in accordance with the fair value option election) | | 3,236 |
| | | 44,269 |
| Payables to affiliated companies (includes $212 measured at fair value in accordance with the fair value option election) | | 26,925 |
| Commitments, contingencies, and guarantees (See Note 13) | | |
| Subordinated borrowings | | 12,578 |
| **Total Liabilities** | | 299,492 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding | | - |
| Paid-in capital | | 10,316 |
| Accumulated other comprehensive loss (net of tax) | | (2) |
| Retained earnings | | 5,192 |
| **Total Stockholder's Equity** | | 15,506 |
| **Total Liabilities and Stockholder's Equity** | $ | 314,998 |
| **Liabilities of Consolidated VIEs Included in Total Liabilities Above** | | |
| Short-term borrowings | $ | 2,726 |
| Other liabilities | | 207 |
| Payables to affiliated companies | | 16 |
| **Total Liabilities of Consolidated VIEs** | $ | 2,949 |

The accompanying notes are an integral part of these financial statements.

*(dollars in millions, except share and per share amounts)*

## 1. Organization

**Description of Business**

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, high yield bonds, municipal securities, financial futures contracts and options and other financial instruments including collateralized debt obligations ("CDOs") and collateralized mortgage obligations ("CMOs"). The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and is also a market maker in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Personal Advisor program and the Merrill Lynch Unified Managed Account program. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

*(dollars in millions, except share and per share amounts)*

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**

The Consolidated Balance Sheet includes the accounts of the Company and are presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

**Consolidation Accounting**

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest.

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has a majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates those VIEs for which it is the primary beneficiary. In accordance with Consolidation Accounting guidance, the Company is considered to be the primary beneficiary when it has a controlling financial interest in a VIE. The Company has a controlling financial interest when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses whether it is the primary beneficiary of a VIE on a quarterly basis. The quarterly reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether the Company has acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Refer to Note 8 for further information.

**Securitization Activities**

In the normal course of business, the Company securitizes pools of residential mortgage-backed securities; municipal, and corporate bonds; and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

**Use of Estimates**

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;

*(dollars in millions, except share and per share amounts)*

- The carrying amount of goodwill and intangible assets;
- The amortization period of intangible assets with definite lives;
- The outcome of pending litigation;
- Determination of whether VIEs should be consolidated;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

***Fair Value Measurement***
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide") and ASC 946, *Financial Services – Investment Companies* ("Investment Company Guide").

ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness, or the Parent's own creditworthiness, as appropriate. When external pricing services are used, the methods and assumptions used are reviewed by the Company. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument. For instance, on long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark to fair value all positions consistently when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

*(dollars in millions, except share and per share amounts)*

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions valued at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value, representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

***Liquidity***
The Company makes adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

***Counterparty Credit Risk***
In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and the resultant credit valuation adjustment ("CVA") is incorporated into the fair value of the respective instruments.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments (i.e., debit valuation adjustment or "DVA"). The Company's DVA is measured in the same manner as CVA. The impact of the Company's DVA is incorporated into the fair value of instruments such as OTC derivatives contracts even when credit risk is not readily observable in the instrument.

***Legal Reserves***
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 13 for further information.

***Income Taxes***
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-

*(dollars in millions, except share and per share amounts)*

than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax allocation policy.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's balance sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's balance sheet.

Under the intercompany tax allocation policy of Bank of America, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns. See Note 16 to the Consolidated Balance Sheet for further discussion of income taxes.

**Goodwill and Intangible Assets**
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles - Goodwill and Other* ("Goodwill and Intangible Assets Accounting").

Intangible assets with definite lives consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment*, whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value. The Company also makes assumptions and estimates in determining the useful lives of its intangible assets with definite lives. Refer to Note 9 for further information.

**Balance Sheet Captions**
The following are descriptions related to specific balance sheet captions.

**Cash and Cash Equivalents**
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for *Cash and cash equivalents* in the Consolidated Balance Sheet approximate fair value. For purposes of the fair value hierarchy, cash and cash equivalents are classified as Level 1.

**Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations**
The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") in the U.S., to segregate or set aside cash and/or qualified securities to satisfy

*(dollars in millions, except share and per share amounts)*

these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amount recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximates fair value. For purposes of the fair value hierarchy, cash is classified as Level 1 and securities segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1 and Level 2.

**Securities Financing Transactions**

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 5.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy these transactions are classified as Level 2.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy these transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Substantially all securities financing activities are transacted under master agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a master agreement, that agreement is legally enforceable and the transactions have the same maturity date.

*(dollars in millions, except share and per share amounts)*

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

**Trading Assets and Liabilities**
The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

**Derivatives**
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Refer to Note 6 for further information.

**Receivables and Payables from/to Affiliates**
The Company enters into securities financing repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement and engages in trading activities with other companies affiliated by common ownership. Such trading activities include providing securities brokerage, dealing, financing and underwriting services to affiliated companies. The Company also clears certain derivative transactions and provides loan syndication, loan trading and investment advisory services to Bank of America and affiliate companies. See Note 3 to the Consolidated Balance Sheet for further information.

**Other Receivables and Payables**
***Customers***
Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For purposes of the fair value hierarchy, customer receivables and payables are primarily classified as Level 2. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer in order to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is

*(dollars in millions, except share and per share amounts)*

valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

***Brokers and Dealers***

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include amounts related to futures contracts transacted on behalf of customers and clearing organizations as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value. For purposes of the fair value hierarchy, brokers and dealers receivables and payables are primarily classified as Level 2.

***Interest and Other***

Interest and other receivables includes interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables includes interest payable for stock-loaned transactions. Also included are amounts payable for income taxes, dividends, other reserves, and other payables.

**Equipment and Facilities**

Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

**Other Assets**

Other assets consist primarily of deferred tax assets, prepaid pension expense, which is allocated to the Company by the Parent related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

**Short-Term Borrowings**

Short-term borrowings relate to short term debt issued by consolidated municipal bond trusts and are carried at fair value under the fair value option election.

**Compensation and Benefits**

Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

**Subordinated Borrowings**

The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent and repurchase agreements. Refer to Note 11 for further information.

*(dollars in millions, except share and per share amounts)*

**New Accounting Pronouncements**
In April 2011, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance that addressed effective control in repurchase agreements and eliminated the requirement for entities to consider whether the transferor/seller had the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance was effective, on a prospective basis, for new transactions or modifications to existing transactions, on January 1, 2012. The adoption of this guidance did not have a material impact on the Company's Consolidated Balance Sheet.

Effective January 1, 2012, the Company adopted amendments from the FASB to Fair Value Accounting guidance. The amendments clarified the application of the highest and best use, and valuation premise concepts, precluded the application of "blockage factors" in the valuation of all financial instruments and included criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments also prescribed additional financial statement disclosures for Level 3 fair value measurements and financial instruments not carried at fair value. The adoption of this guidance did not have a material impact on the Company's Consolidated Balance Sheet.

Effective January 1, 2013, the Company will be required to retrospectively adopt new accounting guidance from the FASB requiring additional disclosures on the effect of netting arrangements on an entity's financial position. The disclosures relate to derivatives and securities financing agreements that are either offset on the balance sheet under existing accounting guidance or are subject to a legally enforceable master netting or similar agreement. This new guidance addresses only disclosures, and accordingly will have no impact on the Company's Consolidated Balance Sheet.

### 3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

Newly hired financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2012, the Company had loans outstanding from financial advisors of $992 which are included in *Interest and other receivables* on the Consolidated Balance Sheet.

*(dollars in millions, except share and per share amounts)*

Receivables from affiliated companies are comprised of:

| | | |
|---|---|---|
| Receivables under resale agreements | $ | 19,962 |
| Cash and securities segregated for regulatory purposes | | 5,255 |
| Receivables under securities borrowed transactions | | 3,083 |
| Cash and cash equivalents | | 1,380 |
| Brokers and dealers | | 960 |
| Trading assets | | 591 |
| Customers | | 114 |
| Other | | 791 |
| Total | $ | 32,136 |

Payables to affiliated companies are comprised of:

| | | |
|---|---|---|
| Payables under securities loaned transactions | $ | 11,270 |
| Payables under repurchase agreements | | 4,246 |
| Brokers and dealers | | 3,967 |
| Customers | | 3,116 |
| Due to Parent, net | | 2,472 |
| Unsecured revolving line of credit with Bank of America | | 925 |
| Trading Liabilities | | 137 |
| Other | | 792 |
| | $ | 26,925 |

MLPF&S has established the following unsecured borrowing agreement with the Parent in the normal course of business:

- A $20,000 362-day revolving unsecured line of credit that allows MLPF&S to borrow funds from the Parent. Interest on the line of credit is based on prevailing short-term market rates. The line of credit matures on August 9, 2013. At December 31, 2012, approximately $3,494 was outstanding on the line of credit.

Additionally, the subsidiaries of MLPF&S engage in lending transactions with the Parent in the normal course of business. As of December 31, 2012 the subsidiaries of MLPF&S had a net balance of $1,022 due from the Parent.

MLPF&S also has the following agreements with Bank of America:

- A $4,000 one-year revolving unsecured line of credit that allows MLPF&S to borrow funds from Bank of America. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on November 1, 2013 and may automatically be extended by one year to the succeeding November 1st unless Bank of America provides written notice not to extend at least 45 days prior to the maturity date. At December 31, 2012, there were no borrowings outstanding under the line of credit.

*(dollars in millions, except share and per share amounts)*

- A $15,000 364-day revolving unsecured line of credit that allows MLPF&S to borrow funds from Bank of America. Interest on the line of credit is based on prevailing short-term market rates. The line of credit matures on February 18, 2014. At December 31, 2012, approximately $925 was outstanding under the line of credit.

## 4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

### Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Bank of America's Global Markets Risk Committee ("GMRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by the Asset Liability and Market Risk Committee ("ALMRC") as the primary governance authority for its global markets risk management, including trading risk management. The GMRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Markets business (which includes the Company's sales and trading business) and prioritize those that need a proactive risk mitigation strategy.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America established the Subsidiary Governance Policy in 2010. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

### Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, and related risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

#### *Liquidity Risk*

Liquidity Risk is defined as the potential inability to meet contractual and contingent financial obligations, on- or off- balance sheet, as they come due. The Company maintains excess liquidity, typically in the form of unencumbered U.S. Government securities and U.S. Government agency securities. In addition, the Company is supported through intercompany borrowing arrangements with the Parent and Bank of America.

#### *Interest Rate Risk*

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap

contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

***Currency Risk***
Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

***Equity Price Risk***
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

***Credit Spread Risk***
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

***Counterparty Credit Risk***
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

*(dollars in millions, except share and per share amounts)*

***Derivatives Default Risk***

The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to Note 6 for further information on credit risk management related to derivatives.

***Concentrations of Credit Risk***

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

***Concentration of Risk to the U.S. Government and its Agencies***

At December 31, 2012, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily includes trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies amounted to $57,860 at December 31, 2012. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2012 totaled $162,553, of which $20,096 was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

*(dollars in millions, except share and per share amounts)*

### 5. Fair Value of Financial Instruments

**Fair Value Hierarchy**

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the observability of inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, U.S. Government securities, and certain other non-U.S. government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's view about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets, and long-dated or complex derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

*(dollars in millions, except share and per share amounts)*

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

**Valuation Processes and Techniques**

The Company has various processes and controls in place to ensure that its fair value measurements represent reasonable estimates. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic reassessments to ensure that models are continuing to perform as designed. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2012, there were no changes to the Company's valuation techniques that had or are expected to have, a material impact on its Consolidated Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

***U.S. Government and agencies***

U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of mortgage pass-throughs is based on market prices of comparable securities. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

***Municipal debt***

Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in certain ARS, including student loan ARS and municipal ARS. Student loan ARS are comprised of various pools of student loans. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the student loan ARS is calculated using a pricing model that relies upon a number of assumptions including weighted average life, coupon, discount margin and liquidity discounts. The fair value of the municipal ARS is

*(dollars in millions, except share and per share amounts)*

calculated based upon projected refinancing and spread assumptions. In both cases, recent trades and issuer tenders are considered in the valuations. Student loan ARS and municipal ARS are classified as Level 3 in the fair value hierarchy.

***Corporate debt***

Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Corporate bonds are generally classified as Level 2 in the fair value hierarchy.

***Mortgages, mortgage-backed and asset-backed***

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

The majority of RMBS, CMBS and other ABS are classified as Level 2 in the fair value hierarchy. If external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs they are classified as Level 3 in the fair value hierarchy.

***Equities***

Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on the exchange on which they are traded.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

***Margin Loans***

For certain long-term fixed-rate margin loans within customer receivables that are hedged with derivatives, the Company has elected fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of fair value hierarchy classification these loans are classified as Level 3. Fair value is estimated based on the use of benchmarks related to underlying collateral.

*(dollars in millions, except share and per share amounts)*

***Derivative contracts***

Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 of the fair value hierarchy.

OTC Derivative Contracts: OTC derivatives include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair value of OTC derivatives are derived using market prices and other market based pricing parameters such as interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not require a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity, and credit considerations based on available market evidence. In addition, for most collateralized interest rate and currency derivatives the requirement to pay interest on the collateral may be considered in the valuation. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

CDOs: The fair value of CDOs is derived from a referenced basket of CDS, the CDO's capital structure, and the default correlation, which is an input to a proprietary CDO valuation model. The underlying CDO portfolios typically contain investment grade as well as non-investment grade obligors. After adjusting for differences in risk profile, the correlation parameter for an actual transaction is estimated by benchmarking against observable standardized index tranches and other comparable transactions. CDOs are generally classified as Level 2 in the fair value hierarchy.

***Resale and repurchase agreements***

The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are generally classified as Level 2 in the fair value hierarchy.

***Short-term borrowings***

Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy.

*(dollars in millions, except share and per share amounts)*

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Fair Value Measurements on a Recurring Basis | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Netting Adj (1) | Total |
| **Assets:** | | | | | |
| Securities segregated for regulatory purposes or deposited with clearing organizations: | | | | | |
| U.S. Government and agencies | $ 3,558 | $ 250 | $ - | $ - | $ 3,808 |
| Total securities segregated for regulatory purposes or deposited with clearing organizations | 3,558 | 250 | - | - | 3,808 |
| Receivables under resale agreements | - | 38,702 | - | - | 38,702 |
| Trading assets, excluding derivative contracts: | | | | | |
| U.S. Government and agencies | 25,763 | 28,289 | - | - | 54,052 |
| Municipals and money markets | - | 7,424 | 1,294 | - | 8,718 |
| Equities and convertible debentures | 9,706 | 1,385 | 59 | - | 11,150 |
| Corporate debt | - | 7,865 | 342 | - | 8,207 |
| Mortgages, mortgage-backed and asset-backed | - | 3,334 | 954 | - | 4,288 |
| Preferred stock | - | 116 | 253 | - | 369 |
| Other | - | 107 | 25 | - | 132 |
| Total trading assets, excluding derivative contracts | 35,469 | 48,520 | 2,927 | - | 86,916 |
| Derivative contracts | 186 | 56 | 14 | - | 256 |
| Securities received as collateral | 9,017 | - | - | - | 9,017 |
| Other assets | 11 | 5 | - | - | 16 |
| Customer receivables | - | - | 271 | - | 271 |
| Receivables from affiliated companies (2) | 54 | 7,332 | 51 | (6,521) | 916 |
| **Liabilities:** | | | | | |
| Payables under repurchase agreements | - | 380 | - | - | 380 |
| Trading liabilities, excluding derivative contracts: | | | | | |
| U.S. Government and agencies | 19,275 | 911 | - | - | 20,186 |
| Equities and convertible debentures | 10,168 | 89 | - | - | 10,257 |
| Corporate debt | - | 4,692 | 30 | - | 4,722 |
| Preferred stock | - | 83 | - | - | 83 |
| Other | - | 35 | 32 | - | 67 |
| Total trading liabilities, excluding derivative contracts | 29,443 | 5,810 | 62 | - | 35,315 |
| Derivative contracts | 608 | 376 | 17 | - | 1,001 |
| Obligation to return securities received as collateral | 9,017 | - | - | - | 9,017 |
| Short-term borrowings | - | 2,726 | - | - | 2,726 |
| Other Payables | - | 207 | - | - | 207 |
| Payables to affiliated companies (2) | - | 7,463 | - | (7,114) | 349 |

(1) Represents counterparty and cash collateral netting.

(2) Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, resale agreements, payables under repurchase agreements and derivative contracts.

*(dollars in millions, except share and per share amounts)*

There were no transfers between Level 1 and Level 2 assets and liabilities for the year ended December 31, 2012.

**Level 3 Significant Inputs**
The following table presents information about significant unobservable inputs related to material components of the Company's Level 3 financial assets as of December 31, 2012:

***Quantitative Information about Level 3 Fair Value Measurements***

| | | Inputs | | | |
|---|---|---|---|---|---|
| **Financial Instrument** | **Fair Value** | **Valuation Techniques** | **Unobservable Inputs** | **Ranges of Inputs** | **Weighted Average** |
| **Loans and Securities** | | | | | |
| **Instruments backed by residential real estate assets** | $ 298 | | | | |
| Trading assets - Mortgages, mortgage-backed and asset-backed | 298 | Discounted cash flow | Yield | 8% to 25% | 11% |
| **Instruments backed by commercial real estate assets** | $ 53 | | | | |
| Trading assets - Mortgages, mortgage-backed and asset-backed | 53 | Discounted cash flow | Yield<br>Loss Severity | 8% to 28%<br>100% | 18%<br>n/a |
| **Corporate loans, debt securities and other** | $ 1,272 | | | | |
| Trading assets - Corporate Debt | 342 | Discounted cash flow | Yield | 0% to 25% | 8% |
| Trading assets - Mortgages, mortgage-backed and asset-backed | 603 | Market Comparables | Prepayment speed | 5% to 30% | 20% |
| Trading assets - Preferred Stock | 56 | | Enterprise Value/ EBITDA multiple | 3x to 7x | 6x |
| Customer Receivables | 271 | | Loss Severity | 25% to 40% | 35% |
| | | | Default rates | 1% to 5% | 4% |
| **Auction Rate Securities** | $ 1,491 | | | | |
| Trading assets - Municipals and money markets | 1,294 | Discounted cash flow | Projected tender price/ re-financing level | 50% to 100% | 90% |
| Trading assets - Preferred Stock | 197 | Market Comparables | Discount Rate | 0% to 10% | 4% |

In the table above, instruments backed by residential and commercial real estate assets include RMBS, CMBS and mortgage CDOs. Corporate loans, debt securities and other include corporate collateralized loan obligations ("CLOs") and CDOs, corporate bonds, and securities backed by non-real estate assets.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

**Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs**
For instruments backed by residential real estate assets, commercial real estate assets and Corporate loans, debt securities and other, a significant increase in market yields, default rates or loss severities would result in a significantly lower fair value for long positions. Short positions would be impacted in a directionally

*(dollars in millions, except share and per share amounts)*

opposite way. The impact of changes in prepayment speeds would have differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested.

For student loan and municipal ARS, a significant increase in projected tender price/refinancing levels would result in a significantly higher fair value.

**Fair Value Option Election**

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Investment Accounting and Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflect the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. Government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for certain long-term fixed rate margin loans that are hedged with derivatives.

For the year ended December 31, 2012, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements (with third party and affiliates), fixed-rate margin loans and payables under repurchase agreements (with third party and affiliates) for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

*(dollars in millions, except share and per share amounts)*

## 6. Derivatives

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a legal right of setoff exists under an enforceable netting agreement. All derivatives are reported on the Consolidated Balance Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

**Derivative Balances by Primary Risk**
Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2012. The primary risk is provided on a gross basis, prior to the application of counterparty and cash collateral netting.

| | Contract/ Notional | Derivative Assets Total[1] | Contract/ Notional | Derivative Liabilities Total[1] |
|---|---|---|---|---|
| Interest rate contracts | $ 244,482 | $ 312 | $ 310,038 | $ 1,204 |
| Equity contracts | 230,898 | 6,413 | 230,260 | 6,809 |
| Credit derivatives | | | | |
| Purchased protection | 618 | 362 | 2,095 | 22 |
| Written protection | 1,188 | 26 | 1,304 | 174 |
| Gross derivative asset/liabilities | $ 477,186 | $ 7,113 | $ 543,697 | $ 8,209 |
| Less: Legally enforceable master netting | - | (6,521) | - | (6,521) |
| Less: Cash collateral applied | - | - | - | (593) |
| Total derivative assets and liabilities | $ 477,186 | $ 592 | $ 543,697 | $ 1,095 |

(1) The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2012 the Company had gross derivative assets with affiliates of $6,857 (notional of $169,918), legally enforceable netting with affiliates of $6,521. At December 31, 2012 the Company had gross derivative liabilities with affiliates of $7,208 (notional of $173,538), legally enforceable netting with affiliates of $6,521, and cash collateral paid to affiliates of $593.

**Credit Derivatives**
Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit

*(dollars in millions, except share and per share amounts)*

derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives where the Company is the seller of credit protection are summarized below:

| | Maximum Payout/ Notional | Less than 1 Year | 1 - 3 Years | 3 - 5 Years | Over 5 Years | Carrying Value[(1)] |
|---|---|---|---|---|---|---|
| Derivative Contracts: | | | | | | |
| Credit derivatives: | | | | | | |
| Investment grade[(2)] | $ 460 | $ - | $ 100 | $ 360 | $ - | $ - |
| Non-investment grade[(2)] | 2,032 | - | 1,455 | 188 | 389 | 174 |
| Total credit derivatives | $ 2,492 | $ - | $ 1,555 | $ 548 | $ 389 | $ 174 |
| Credit related notes: | | | | | | |
| Investment grade[(2)] | $ 186 | $ 2 | $ 6 | $ 40 | $ 138 | $ 186 |
| Non-investment grade[(2)] | 865 | 80 | 22 | 79 | 684 | 865 |
| Total credit related notes | $ 1,051 | $ 82 | $ 28 | $ 119 | $ 822 | $ 1,051 |
| Total derivative contracts | $ 3,543 | $ 82 | $ 1,583 | $ 667 | $ 1,211 | $ 1,225 |

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not exclusively monitor its exposure to credit derivatives based on notional value. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits. The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed to evaluate the payment status of its freestanding credit derivative instruments.

The Company economically hedges its exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company purchases credit protection with identical underlying referenced names to offset its exposure. At December 31, 2012, the notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

| | Maximum Payout/ Notional | Less than 1 Year | 1 - 3 Years | 3 - 5 Years | Over 5 Years | Carrying Value [(1)] |
|---|---|---|---|---|---|---|
| Credit derivatives sold | 1,027 | - | 100 | 548 | 379 | 152 |
| Credit derivatives purchased | 2,082 | - | 100 | 1,374 | 608 | 203 |

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

*(dollars in millions, except share and per share amounts)*

**Credit Related Notes**

Credit related notes in the guarantees table above include investments in securities issued by CDO vehicles. These instruments are classified as trading securities. Most of the entities that issue these instruments have either the ability to enter into, or have entered into, credit derivatives that meet the definition of a guarantee (in this case, the sale of credit protection). Since most of these securities could potentially have embedded credit derivatives that would meet the definition of a guarantee, the Company includes all of its investments in these securities above.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.
The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed for these instruments.

**Credit Risk Management of Derivatives**

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheet in accordance with ASC 210-20, *Balance Sheet–Offsetting* ("Balance Sheet – Offsetting Accounting"). At December 31, 2012, the Company did not receive or pledge cash collateral to third party counterparties. At December 31, 2012, the Company pledged cash collateral of $593 to affiliates.

## 7. Securities Financing Transactions

The Company enters into secured borrowing and lending transactions to meet customers' needs and to earn interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company either receives or provides collateral, including U.S. Government and agency securities, asset-backed, corporate debt, equity, and non-U.S. Governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2012, the fair value of

*(dollars in millions, except share and per share amounts)*

securities received as collateral where the Company is permitted to sell or repledge the securities was $348,932, of which $33,076 was received from affiliated companies. Included in the securities received from affiliated companies, $13,097 is segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934. The fair value of securities received as collateral that had been sold or repledged was $260,461, of which $10,651 have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Balance Sheet.

The Company pledges assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in *trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2012 are as follows:

| **Trading asset category** | | |
|---|---|---|
| U.S. Government and agencies | $ | 41,200 |
| Equities and convertible debentures | | 5,245 |
| Corporate debt and preferred stock | | 4,949 |
| Mortgages, mortgage-backed, and asset-backed securities | | 3,118 |
| Municipals and money markets | | 2,469 |
| **Total** | $ | 56,981 |

At December 31, 2012, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $856. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $643.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Condensed Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in Note 8.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in short or long-term borrowings. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

*(dollars in millions, except share and per share amounts)*

## 8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures or invests in VIEs including municipal bond trusts, repackaging vehicles and resecuritization vehicles, as described in more detail below.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs if the Company has continuing involvement with transferred assets or it otherwise has a variable interest in the VIE. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2012. The Company's maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements. The Company's maximum exposure to loss does not include losses previously recognized.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.

<u>Municipal Bond Securitizations</u>
The Company sponsors municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity. The vast majority of the bonds are rated AAA or AA and some of the bonds benefit from insurance provided by third parties. The trusts obtain financing by issuing floating-rate trust certificates to third party investors. The Company serves as remarketing agent for the trusts. The floating-rate investors have the right to tender the certificates with as little as seven days' notice. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent.

*(dollars in millions, except share and per share amounts)*

The following table summarizes certain information related to municipal bond trusts in which the Company holds a variable interest as of December 31, 2012.

| | Consolidated |
|---|---|
| **Maximum Loss Exposure** | $ 1,209 |
| On-balance sheet assets | |
| Trading assets | 1,224 |
| Total Assets | 1,224 |
| On-balance sheet liabilities | |
| Short-term borrowings | 2,726 |
| Payables to affiliated companies | 16 |
| Total Liabilities | 2,742 |
| Total assets of VIEs | $ 1,224 |

The Company consolidates municipal bond trusts when it has a controlling financial interest. As transferor of assets into a trust, the Company has the power to determine which assets would be held in the trust and to structure the liquidity facilities, default protection and credit enhancement, if applicable. In some instances, the Company retained a residual interest in such trusts and has loss exposure that could potentially be significant to the trust through the residual interest and other arrangements. The Company is also the remarketing agent, through which it has the power to direct the activities that most significantly impact economic performance. Accordingly, the Company is the primary beneficiary of and consolidates these trusts. In other instances, one or more third party investor(s) hold(s) the residual interest and, through that interest, has the unilateral right to liquidate the trust. The Company does not consolidate these trusts.

In the year ended December 31, 2012, the Company was the transferor of assets into unconsolidated municipal bond trusts and received cash proceeds from new securitizations of $338. At December 31, 2012, the Company's variable interests held for unconsolidated municipal bond securitization trusts for which the Company was the transferor was not material.

<u>Other VIEs</u>

Other VIEs primarily include resecuritization vehicles and repackaging vehicles.

The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2012.

| | Consolidated | | | Unconsolidated | | |
|---|---|---|---|---|---|---|
| | Resecuritization | Other | Total | Resecuritization | Other | Total |
| **Maximum Loss Exposure** | $ 126 | $ 11 | $ 137 | $ 1,297 | $ 29 | $ 1,326 |
| On-balance sheet assets | | | | | | |
| Trading assets | 220 | 124 | 344 | 1,297 | 29 | 1,326 |
| Total Assets | 220 | 124 | 344 | 1,297 | 29 | 1,326 |
| On-balance sheet liabilities | | | | | | |
| Other Liabilities | 94 | 113 | 207 | - | - | - |
| Total Liabilities | 94 | 113 | 207 | - | - | - |
| Total assets of VIEs | $ 220 | $ 124 | $ 344 | $ 15,106 | $ 310 | $ 15,416 |

The Company transfers existing securities, typically MBS, into resecuritization vehicles at the request of customers seeking securities with specific characteristics. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $45,607 of securities during the year ended December 31, 2012. The

*(dollars in millions, except share and per share amounts)*

Company consolidates a resecuritization trust if it has sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains a variable interest that could potentially be significant to the trust. If one or a limited number of third-party investors share responsibility for the design of the trust and purchase a significant portion of securities, including subordinated securities issued by non agency trusts, the Company does not consolidate the trust.

Other VIEs include repackaging vehicles which issue notes that are designed to incorporate risk characteristics desired by customers of the Company. The vehicles hold debt instruments such as corporate bonds, convertible bonds or ABS with the desired credit risk profile. The Company enters into derivatives with the vehicles to change the interest rate or currency profile of the debt instruments. Other VIEs also include investment vehicles which are created to pass through economic characteristics of the trust's holdings through issuance of debt instruments.

The Company consolidates other VIEs (e.g., repackaging vehicles) in which it has a controlling financial interest. The Company typically has control over the initial design of the vehicle and may also have the ability to replace the collateral assets. The Company consolidates these vehicles when it has control over the vehicle from holding a significant portion of the securities issued by the vehicle or has a unilateral right to liquidate the vehicle or sole power to direct the economics that most significantly impact the vehicle. The Company does not consolidate a vehicle if the Company does not have a variable interest that could potentially be significant to the vehicle.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table on the previous page because the Company typically has exposure to only a portion of the total assets.

## 9. Goodwill and Intangible Assets

### Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with Goodwill and Intangibles Assets Accounting. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. Based on the annual impairment analysis completed during the second half of 2012, the Company determined that there was no impairment of goodwill as of the June 30, 2012 test date.

The carrying amount of goodwill was $3,982 at December 31, 2012. This amount includes the impact of an adjustment made during 2012 for $675 of additional goodwill associated with the Parent's merger with Bank of America Securities Holdings Corporation as of November 1, 2010. A corresponding adjustment was recorded to paid-in capital.

### Intangible Assets

Intangible assets with definite lives at December 31, 2012 consisted primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment whenever certain conditions exist which would indicate the carrying amounts of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives. Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized. Based on the annual impairment analysis, the Company determined that there was no impairment of the Merrill Lynch brand as of the June 30, 2012 test date.

*(dollars in millions, except share and per share amounts)*

The table below presents the gross carrying amount, accumulated amortization, and net carrying amounts of intangible assets as of December 31, 2012:

| Intangible Assets | | | |
|---|---|---|---|
| Definite Life [1] | Gross carrying amount | $ | 2,261 |
| | Accumulated amortization | | (904) |
| | Net carrying amount | | 1,357 |
| Indefinite Life [2] | Gross carrying amount | | 935 |
| | Accumulated amortization | | - |
| | Net carrying amount | | 935 |
| Total | Gross carrying amount | | 3,196 |
| | Accumulated amortization | | (904) |
| | Net carrying amount | $ | 2,292 |

*(1) Represents value assigned to customer relationships*
*(2) Represents value assigned to the Merrill Lynch brand*

## 10. Short-Term Borrowings

As of December 31, 2012, short term borrowings include short term debt issued by consolidated municipal bond trusts in the amount of $2,726. Refer to Note 8 for further information.

## 11. Subordinated Borrowings and Other Financing

During the year ended December 31, 2012, MLPF&S consolidated its cash equity and subordinated borrowings with the Parent into two arrangements, a cash equity and revolver facility.

The following facilities were consolidated (See below table for further information).

- A $12,000 revolving subordinated line of credit with the Parent – Interest under this agreement was calculated based on a spread to London Interbank Offered Rate ("LIBOR").
- Five cash equity subordinated agreements with the Parent totaling $4,400.
- A cash equity subordinated agreement with Bank of America for $1,458.
- A $7,000 revolving subordinated line of credit with Bank of America.

*(dollars in millions, except share and per share amounts)*

At December 31, 2012, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

| | Maturity | Amount Outstanding | Total Credit Facility |
|---|---|---|---|
| **MLPF&S with Parent** | | | |
| Revolving Subordinated Line of Credit | May 24, 2013 | $ 6,220 | $ 12,000 |
| Cash Equity Subordinated Agreement | May 24, 2015 | 5,858 | 5,858 |
| **MLPCC with Parent** | | | |
| Revolving Subordinated Line of Credit | April 30, 2014 | 500 | 3,000 |
| **Total Subordinated Liabilities** | | $ 12,578 | $ 20,858 |

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month or three-month LIBOR plus a spread. The spread ranges from 75 basis points to 110 basis points. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $847 at December 31, 2012.

## 12. Stockholder's Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2012, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2012, there were no preferred shares issued.

## 13. Commitments, Contingencies and Guarantees

### Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. These actions and proceedings are generally based on alleged violations of securities, employment, contract and other laws. In some of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries, investigations, threatened legal actions and proceedings. The Company is a registered broker/dealer or investment advisor and is subject to regulation by the SEC, the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange, and other domestic, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

*(dollars in millions, except share and per share amounts)*

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, loss contingencies are not both probable and estimable in the view of management, and accordingly, an accrued liability has not been established for those matters. Information is provided below regarding the nature of these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company's control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company for any particular reporting period.

**Specific Litigation**

Auction Rate Securities Litigation

Since October 2007, the Company, and certain affiliates have been named as defendants in a variety of lawsuits and other proceedings brought by customers, both individual and institutional investors and issuers regarding ARS. These actions generally allege that defendants: (i) misled plaintiffs into believing that there was a deeply liquid market for ARS, and (ii) failed to adequately disclose their or their affiliates' practice of placing their own bids to support ARS auctions. Plaintiffs assert that ARS auctions started failing from August 2007 through February 2008 when defendants and other broker-dealers stopped placing those "support bids." Arbitrations and individual lawsuits have been filed against the Company and certain affiliates by parties who purchased ARS and are seeking relief that includes compensatory and punitive damages and rescission, among other relief.

Benistar Litigation

In *Gail A. Cahaly, et al. v. Benistar Property Exchange Trust Company, Inc, et al.*, a matter filed on August 1, 2001, in Massachusetts Superior Court, Suffolk County, plaintiffs alleged that the Company aided and abetted a fraud and breach of fiduciary duty allegedly perpetrated by Benistar, a former client of the Company. On June 25, 2009, the jury in the second trial in this matter found in favor of plaintiffs on all counts. Plaintiffs filed discovery-related sanctions motions, as well as a petition seeking attorneys' fees and costs. On January 11, 2011, the court issued rulings denying plaintiffs' request for sanctions and punitive

*(dollars in millions, except share and per share amounts)*

damages but awarding consequential damages and attorneys' fees to plaintiffs in an amount not material to the Company. Plaintiffs and the Company have appealed the court's January 11, 2011 rulings on damages and sanctions. On December 26, 2012, plaintiffs and the Company agreed to settle for an amount not material to the Company.

"Good Reason" Litigation

Since 2009, the Company and certain affiliates have been named as defendants in lawsuits and arbitrations brought by former Merrill Lynch employees, primarily financial advisors, who participated in certain Merrill Lynch equity and contingent long term incentive compensation plans (the "Plans"). These actions generally allege that the former employees had "good reason" to resign as that term is defined under the change in control provisions of the applicable Plans and, as such, are entitled to immediate vesting and payment of forfeited awards and/or monetary sums under those Plans.

In addition, a putative class action was filed in October 2009, entitled *Chambers et al v. Merrill Lynch & Co., et al.* in the U.S. District Court for the Southern District of New York, seeking certification of a putative class of financial advisors and seeking damages and other payments under the good reason provisions of certain contingent incentive compensation plans. On November 26, 2012, the parties entered into an agreement to settle *Chambers*. The settlement amount has been fully accrued. On December 13, 2012, the court issued an order granting preliminary approval to the settlement and providing for notice to potential class members. The agreement is subject to the court's final approval. Other actions asserting good reason claims remain pending.

Mortgage-Backed Securities ("MBS") Litigation

The Parent, the Company and certain of their affiliates have been named as defendants in a number of cases relating to their various roles as issuer, originator, seller, depositor, sponsor, underwriter and/or controlling entity in MBS offerings, pursuant to which the MBS investors were entitled to a portion of the cash flow from the underlying pools of mortgages. These cases generally include actions by individual MBS purchasers. Although the allegations vary by lawsuit, these cases generally allege that the registration statements, prospectuses and prospectus supplements for securities issued by securitization trusts contained material misrepresentations and omissions, in violation of Sections 11 and 12 of the Securities Act of 1933, Sections 10(b) and/or 20 of the Securities Exchange Act of 1934 and/or state securities laws and other state statutory and/or common laws.

These cases generally involve allegations of false and misleading statements regarding (i) the process by which the properties that served as collateral for the mortgage loans underlying the MBS were appraised; (ii) the percentage of equity that mortgage borrowers had in their homes; (iii) the borrowers' ability to repay their mortgage loans; (iv) the underwriting practices by which those mortgage loans were originated; (v) the ratings given to the different tranches of MBS by rating agencies; and (vi) the validity of each issuing trusts' title to the mortgage loans comprising the pool for the securitization (collectively, "MBS Claims"). Plaintiffs in these cases generally seek unspecified compensatory damages, unspecified costs and legal fees and, in some instances, seek rescission. A number of other entities have threatened legal actions against the Company concerning MBS offerings. On January 11, 2013, the Company preliminarily agreed on a settlement amount with the National Credit Union Administration (NCUA) to resolve claims concerning certain MBS offerings that the NCUA had threatened to bring against the Company and certain of its affiliates. The agreement is subject to the negotiation and execution of mutually agreeable settlement documentation and approval by the NCUA board. The settlement amount would be covered by existing reserves.

*(dollars in millions, except share and per share amounts)*

*AIG Litigation*
On August 8, 2011, American International Group, Inc. and certain of its affiliates (collectively, "AIG") filed a complaint in New York Supreme Court, New York County, in a case entitled *American International Group, Inc. et al. v. Bank of America Corporation et al.* AIG has named, among others, the Company and certain related entities as defendants. AIG's complaint asserts certain MBS Claims pertaining to 158 MBS offerings and two MBS private placements relating to Merrill Lynch entities, in which AIG alleges that it purchased securities between 2005 and 2007. AIG seeks rescission of its purchases or a rescissory measure of damages or, in the alternative, compensatory damages of not less than $10,000 as to all defendants; punitive damages; and other unspecified relief. Defendants removed the case to the U.S. District Court for the Southern District of New York. The district court has denied AIG's motion to remand the case to state court.

On April 24, 2012, the U.S. Court of Appeals for the Second Circuit granted plaintiffs' petition for leave to appeal the ruling of the district court in the Southern District of New York denying plaintiffs' motion to remand the case to New York Supreme Court. The appeal is pending.

*Bayerische Landesbank, New York Branch (Merrill Lynch) Litigation*
On May 2, 2012, Bayerische Landesbank, New York Branch, filed a complaint against the Parent, the Company, Merrill Lynch Mortgage Investors, Inc. ("MLMI") and Merrill Lynch Mortgage Lending, Inc. ("MLML"), in New York Supreme Court, New York County, entitled *Bayerische Landesbank, New York Branch v. Merrill Lynch & Co., et al.* The complaint asserts certain MBS Claims in connection with alleged purchases in thirteen offerings of Merrill Lynch-related MBS issued between 2006 and 2007. Plaintiff seeks unspecified compensatory damages, punitive damages, interest and legal fees, and rescission or rescissory damages. On September 27, 2012, the case was settled for an amount not material to the Company.

*Dexia (Merrill Lynch) Litigation*
On March 29, 2012, Dexia SA/NV, Dexia Holdings, Inc., FSA Asset Management LLC and Dexia Crédit Local SA ("Dexia") filed a complaint against the Parent, the Company, MLMI, MLML and First Franklin Financial Corporation in New York Supreme Court, New York County, entitled *Dexia, et al. v. Merrill Lynch & Co. et al.* The complaint asserts certain MBS Claims in connection with its alleged purchase of fifteen MBS that were issued and/or underwritten by Merrill Lynch and related entities between 2006 and 2007. Dexia seeks unspecified compensatory damages, rescission, interest and legal fees. The action was removed to the U.S. District Court for the Southern District of New York. On September 27, 2012, the case was settled for an amount not material to the Company.

*Federal Housing Finance Agency Litigation*
On September 2, 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for Fannie Mae ("FNMA") and Freddie Mac ("FHLMC"), filed complaints in the U.S. District Court for the Southern District of New York against Bank of America, the Company and certain related entities, and certain current and former officers and directors of these entities. The actions are entitled *Federal Housing Finance Agency v. Bank of America Corporation, et al.*, (the "FHFA Bank of America Litigation") and *Federal Housing Finance Agency v. Merrill Lynch & Co., Inc., et al.* (the "FHFA Merrill Lynch Litigation"). The complaints assert certain MBS Claims relating to MBS issued and/or underwritten by Bank of America, the Company and related entities in 23 MBS offerings and in 72 MBS offerings, respectively, between 2005 and 2008 and allegedly purchased by either FNMA or FHLMC. The FHFA seeks, among other relief, rescission of the consideration FNMA and FHLMC paid for the securities or alternatively damages allegedly incurred by FNMA and FHLMC, including consequential damages. The FHFA also seeks recovery of punitive damages in the FHFA Merrill Lynch Litigation.

*(dollars in millions, except share and per share amounts)*

The FHFA Bank of America Litigation and the FHFA Merrill Lynch Litigation, along with fourteen other cases filed by the FHFA against other financial institutions, have been coordinated before a single judge in the U.S. District Court for the Southern District of New York. One action, *FHFA v. UBS Americas, Inc., et al.* (the "UBS Action"), was designated the lead action with respect to allegations and claims common to the pending FHFA cases. On May 4, 2012, the court denied in part and granted in part a motion to dismiss in the UBS Action. The court subsequently denied motions to dismiss in the FHFA Merrill Lynch Litigation and the FHFA Bank of America Litigation on November 8, 2012 and November 28, 2012, respectively. On August 14, 2012, the U.S. Court of Appeals for the Second Circuit granted the UBS defendants' application for an interlocutory appeal of the district court's ruling pertaining to the statute of repose on the federal and state securities law claims and the statute of limitations on the federal securities law claims asserted in the UBS Action. The FHFA has asserted similar claims in the FHFA Merrill Lynch Litigation and the FHFA Bank of America Litigation.

*Regulatory Investigations*
The Company has received a number of subpoenas and other requests for information from regulators and governmental authorities regarding MBS and other mortgage-related matters, including inquiries, investigations and potential proceedings related to a number of transactions involving the Company's underwriting and issuance of MBS and its participation in certain CDO offerings. These inquiries and investigations include, among others: an investigation by the SEC related to Merrill Lynch's risk control, valuation, structuring, marketing and purchase of CDOs, and an investigation by the New York State Attorney General concerning the purchase, securitization and underwriting of mortgage loans and MBS. Merrill Lynch has provided documents and testimony and continues to cooperate fully with these inquiries and investigations.

Rosen Capital Partners LP & Rosen Capital Institutional LP's FINRA Arbitration
On May 28, 2008, two former hedge fund clients of MLPCC, Rosen Capital Partners LP and Rosen Capital Institutional LP (collectively, the "Rosen Funds"), filed a statement of claim asserting claims for breach of contract, fraud, and negligence against MLPCC in connection with alleged losses in the fall of 2008. On July 5, 2011, a FINRA panel awarded the Rosen Funds $64 plus pre-judgment interest. On December 23, 2011 the California Superior Court granted the Rosen Funds' motion to confirm the award and on February 15, 2012 entered judgment on the award and pre-judgment interest, an amount that was fully accrued. On February 5, 2013, the Court of Appeal affirmed the decision of the California Superior Court.

*(dollars in millions, except share and per share amounts)*

**Commitments**

At December 31, 2012, the Company's commitments had the following expirations:

| | | Commitment expiration | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1– 3 years | 3 – 5 years | Over 5 years |
| Purchasing commitments | $ 853 | $ 176 | $ 348 | $ 329 | $ - |
| Operating leases | 1,700 | 495 | 763 | 221 | 221 |
| **Other commitments:** | | | | | |
| Commitments to enter into repurchase agreements | 3,065 | 3,065 | - | - | - |
| Commitments to enter into resale agreements | 19,755 | 19,755 | - | - | - |
| Total | $ 25,373 | $ 23,491 | $ 1,111 | $ 550 | $ 221 |

***Purchasing Commitments***
The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

Further, the Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company also has commitments to purchase partnership interests, primarily related to private equity investments

***Operating Leases***
The Parent and Bank of America have entered into various non-cancelable long-term lease agreements for premises that expire through 2023 and were allocated to the Company. The Company has also entered into various non-cancelable short-term equipment leases that expire through 2015.

***Other Commitments***
In connection with trading activities, the Company enters into commitments to enter into resale and repurchase agreements.

**Guarantees**
The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by the assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried in the

*(dollars in millions, except share and per share amounts)*

Consolidated Balance Sheet for these transactions as the potential for the Company to be required to make payments under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

## 14. Employee Benefit Plans

The Parent provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of all of the Parent's employee benefit plans. The Parent continues as the plan sponsor.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Eligible employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions. Employees of certain non-U.S. subsidiaries will continue to participate in the various local plans.

In connection with a redesign of its retirement plans, Bank of America amended its Qualified Pension Plans to freeze benefits earned effective June 30, 2012. Bank of America continues to offer retirement benefits through its defined contribution plans.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2012 Form 10-K of the Parent.

**Defined Contribution Pension Plans**
The U.S. defined contribution plans sponsored by the Parent consist of the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP") and the 401(k) Savings & Investment Plan ("SIP"). During 2012, these plans were merged, with the SIP being the successor plan. The SIP is closed to new participants with certain exceptions.

**Defined Benefit Pension Plans**
The Parent previously purchased an annuity contract that guarantees the payment of benefits vested under a U.S. defined benefit pension plan that was terminated (the "U.S. terminated pension plan") in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). The Parent under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. The Parent made no contribution under this agreement for the year ended

*(dollars in millions, except share and per share amounts)*

December 31, 2012. Additional contributions may be required in the future under this agreement. The Parent also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants.

Employees of certain non-U.S. subsidiaries participate in various local defined benefit pension plans. These plans provide benefits that are generally based on years of credited service and a percentage of the employee's eligible compensation during the final years of employment. The Parent's funding policy has been to contribute annually at least the amount necessary to satisfy local funding standards.

**Postretirement Benefits Other Than Pensions**
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. The Parent also sponsors similar plans that provide health care benefits to eligible retired employees of certain non-U.S. subsidiaries.

**Postemployment Benefits**
The Company provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Bank of America also provides severance benefits to terminated employees.

Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

## 15. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation,* ("Stock Compensation Accounting") are included in the December 31, 2012 Form 10-K of the Parent.

To align the interests of employees with those of stockholders, the Company participates in compensation plans sponsored by Bank of America, which grants eligible employees stock-based awards, including stock options, restricted stock and Restricted Stock Units "RSUs". These plans include the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

*(dollars in millions, except share and per share amounts)*

**Financial Advisor Capital Accumulation Award Plans ("FACAAP")**
The FACAAP is no longer an active plan and no awards were granted in 2012. At December 31, 2012, there were 11 million shares awarded under FACAAP outstanding. Prior to 2009, the FACAAP provided for awards to eligible employees in Merrill Lynch's Global Wealth Management division. Payment for an award was contingent upon continued employment for a period of time and subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of Bank of America common stock. For outstanding awards granted prior to 2003 (the"pre-2003 awards"), payment is generally made ten years from the date of grant in a fixed number of shares of Bank of America common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. In 2012, the last year of payment for the pre-2003 awards, cash payments of approximately $141 were made.

**Other Compensation Arrangements**
The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2012, accrued liabilities for these plans and grants totaled $1,999 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2012, the Company had such investments totaling $225 and a derivative transaction with an affiliate effectively hedging an additional $2,219 of the Company's liabilities.

## 16. Income Taxes

The reconciliation of the beginning UTB balance to the ending balance is presented in the table below.

**Reconciliation of the Change in UTBs**

| | | |
|---|---|---|
| **Balance at December 31, 2011** | $ | 171 |
| Increases related to positions taken during prior years [1] | | 13 |
| Decreases related to positions taken during prior years [1] | | (57) |
| Settlements | | (7) |
| **Balance at December 31, 2012** | $ | 120 |

[1] Amounts differ from the tax rate reconciliation table due to temporary items and jurisdictional offsets, as well as the inclusion of interest in the tax rate reconciliation table.

As of December 31, 2012, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $38. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

*(dollars in millions, except share and per share amounts)*

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2012.

| Jurisdiction | Years Subject to Examination[(1)] | Status at December 31, 2012 |
|---|---|---|
| U.S. Federal | 2004-2009[(2)] | See below |
| U.S. Federal | 2010-2011[(2)] | Field examination |

(1) All tax years subsequent to the above years remain open to examination.

(2) From the date of its acquisition by Bank of America, the Company has been included in Bank of America's consolidated federal income tax return. Prior to the date of its acquisition by Bank of America, the Company was included in the Parent's consolidated federal income tax return.

During 2012, the Parent, Bank of America and the IRS continued to make progress toward resolving all federal income tax examinations for Bank of America tax years through 2009 and the Parent's tax years through 2008. While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Company believes that these examinations may be concluded during 2013.

Considering all U.S. federal examinations, it is reasonably possible that the Company's UTB balance will decrease by as much as $91 during the next twelve months, since resolved items will be removed from the balance whether their resolution resulted in payment or recognition.

At December 31, 2012, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $22.

*(dollars in millions, except share and per share amounts)*

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2012 included on the Consolidated Balance Sheet within *Other assets* are presented below.

| | | |
|---|---|---|
| **Deferred tax assets** | | |
| Employee compensation | $ | 1,589 |
| Loss carryforwards | | 1,108 |
| Securities valuations | | 236 |
| Contingency reserve | | 143 |
| Other | | 280 |
| Gross deferred tax assets | | 3,356 |
| Valuation allowance | | (40) |
| Total deferred tax assets, net of valuation allowance | $ | 3,316 |
| **Deferred tax liabilities** | | |
| Goodwill and intangibles | $ | 1,301 |
| Other | | 1 |
| Gross deferred tax liabilities | $ | 1,302 |
| Net deferred tax asset | $ | 2,014 |

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss carryforwards at December 31, 2012.

| | Deferred Tax Asset | Valuation Allowance | Net Deferred Tax Asset | First Year Expiring |
|---|---|---|---|---|
| Net operating losses - U.S. | $ 966 | $ - | $ 966 | After 2028 |
| Net operating losses - U.S. states [(1)] | 142 | (40) | 102 | Various |

(1) Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $218 and $(62) million, respectively.

Realization of the deferred tax assets recognized for net operating losses in the table above is dependent on the Company's, the Parent's, or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company and its Parent are included in the consolidated U.S. federal income tax return and certain combined and unitary state income tax returns of Bank of America. At December 31, 2012, the Company had a current income tax receivable due from its Parent of approximately $167 as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America and Parent.

## 17. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the financial statements are available to be issued, require accounting as of the

*(dollars in millions, except share and per share amounts)*

balance sheet date, or disclosure in the financial statements. The Company has evaluated such subsequent events through date of issuance.

On February 4, 2013 and February 26, 2013, MLPCC repaid $200 and $200, respectively, of its subordinated borrowings to the Parent.

On February 8, 2013 MLPCC paid in full $90 of its Rosen Capital Partners LP and Rosen Capital Institutional LP's FINRA Arbitration.

In 2012, the Parent entered into agreements to sell its International Wealth Management ("IWM") businesses based outside of the U.S. The IWM sale is subject to regulatory approvals in multiple jurisdictions and the first of a series of closings occurred in February 2013. The transaction involves the sale of operations that are integrated within various legal entities, including the Company. The sale is not expected to have a material impact on the Company's Consolidated Balance Sheet.

**18. Regulatory Requirements**

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of SEC Rule 15c3-1, and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2012, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $10,336 and exceeded the minimum requirement of $683 by $9,653.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1,000, net capital in excess of $500, and notify the SEC in the event its tentative net capital is less than $5,000. As of December 31, 2012, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2012 as defined by these regulatory authorities is $2,050 and $1,814 respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 31, 2012 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued $15,007 and $1,850, respectively.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2012 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $300 and $890, respectively.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2), Regulation 30.7, and Regulation 22.2 under the Commodity Exchange Act. As of December 31, 2012, assets segregated, secured and sequestered totaled $10,083 and $1,236 and exceeded requirements by $915 and $619 for MLPF&S and MLPCC, respectively.